

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2023

Ngan Ching Shun
Chief Executive Officer
New Century Logistics (BVI) Ltd
Office A-E, 33/F, King Palace Plaza
55 King Yip Street, Kwun Tong
Kowloon, Hong Kong

   Re: New Century Logistics (BVI) Ltd
     Amendment No. 1 to Registration Statement on Form F-1
     Filed October 10, 2023
     File No. 333-274115

Dear Ngan Ching Shun:

  We have reviewed your amended registration statement and have the following comment(s).

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 7, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed October 10, 2023

Compensation, page 104

1. Please update your executive compensation disclosure to reflect the most recently completed fiscal year. For guidance, refer to Item 6.B of Form 20-F.

Please contact Yong Kim, Staff Accountant, at (202) 551-3323 or John Cannarella, Staff Accountant, at (202) 551-3337 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Huan Lou, Esq.